Exhibit 19

HOLLEY INC.

INSIDER TRADING POLICY

I.	INTRODUCTION

Federal and state laws prohibit buying, selling, or making other transfers of securities by persons who have material information that is not generally known or available to the public. These laws also prohibit persons with such material nonpublic information from disclosing this information to others who trade.

Holley Inc. (together with its subsidiaries, the “Company”) has adopted the following policy (this “Policy”) regarding trading in securities by members of the Company’s Board of Directors, officers, and employees. This Policy also applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household (other than household employee), and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company securities (collectively referred to as “family members”). This Policy also applies to corporations or other business entities controlled, influenced, or managed by you or your family members, and trusts for which you are the trustee or have a beneficial or pecuniary interest (collectively referred to as “controlled entities”). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to Material Nonpublic Information (as defined below). All references in this Policy to “you” or “employees of the Company” should be read to include all of your family members and controlled entities.

You are responsible for ensuring that you do not violate federal or state securities laws or this Policy, and any action on the part of the Company or any employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. We designed this Policy to promote compliance with the federal securities laws and to protect the Company and you from the serious liabilities and penalties that can result from violations of these laws.

If you violate the insider trading laws, you may have to pay civil fines of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million. You also may have to serve a jail sentence of up to 20 years. In addition, to the potential criminal and civil liabilities mentioned above, in certain circumstances, the Company may be able to recover all profits made by an insider who traded illegally, plus collect other damages. Furthermore, the Company (and its directors and executive officers) could face penalties of up to $25 million for failing to take steps to prevent insider trading in the Company’s securities.

Without regard to the civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal.

Both the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”) are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that you understand the breadth of activities that constitute illegal insider trading. This Policy sets out the Company’s policy in the area of insider trading and should be read carefully and complied with fully.

This Policy will be reviewed, evaluated and revised by the Company from time to time in light of regulatory changes, developments in the Company’s business and other factors.

It is also the policy of the Company that the Company will not engage in transactions in the Company’s securities while aware of Material Nonpublic Information about the Company.

II.	POLICIES AND PROCEDURES

A.	Trading Policy

1.           You may not engage in transactions in a company’s securities when you have Material Nonpublic Information about that company. This Policy against “insider trading” applies to trading in (a) Company securities and (b) the securities of other companies, such as the Company’s customers, suppliers, or competitors or a company with which the Company is evaluating or negotiating a business relationship or major transaction, if you obtained Material Nonpublic Information about such other company in the course of your employment with or other services provided to the Company.

2.           You may not convey Material Nonpublic Information about the Company or another company to others. You also may not suggest that anyone purchase or sell any company’s securities while you are aware of Material Nonpublic Information about that company. These practices, known as “tipping,” also violate the U.S. securities laws and can result in the same civil and criminal penalties that apply if you engage in insider trading directly, even if you do not receive any money or derive any benefit from trades made by persons to whom you passed Material Nonpublic Information. This Policy against “tipping” applies to information about the Company and its securities, as well as to information about other companies. This Policy does not restrict legitimate business communications on a “need to know” basis.

3.           It is against Company policy for you to engage in short-term or speculative transactions in Company securities. As such, you may not engage in: (a) short-term trading (generally defined as selling Company securities within six months following a purchase); (b) short sales (selling Company securities you do not own); (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities; and (d) hedging transactions. Additionally, because securities held in a margin account or pledged as collateral may be sold without your consent, if you fail to meet a margin call or if you default on a loan, a margin or foreclosure sale may result in unlawful insider trading. Because of this danger, you are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

The foregoing restrictions apply to all directors, officers, and employees, as well as family members and such persons’ controlled entities. The SEC and federal prosecutors may presume that trading by family members is based on information you supplied and may treat any such transactions as if you had traded yourself. There is no exception for small transactions or transactions that may seem necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure.

For purposes of this Policy, references to “trading” and “transactions” includes, among other things:

●	purchases and sales of Company securities in public markets;

●	sales of Company securities obtained through the exercise of employee stock options granted by the Company;

●	making gifts of Company securities; and

●	using Company securities to secure a loan.

Conversely, references to “trading” and “transactions” do not include:

●	the exercise of Company stock options if no shares are to be sold or if there is a “net exercise” (as defined below);

●	the vesting of Company stock options, restricted stock or restricted stock units; or

●	the withholding of shares to satisfy a tax withholding obligation upon the vesting of restricted stock or restricted stock units.

Therefore, you may freely exercise your stock options, engage in “net exercises” and have the Company withhold shares to satisfy your tax obligations without violating this Policy. Note that a “net exercise” (which is permitted) is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise (which is not permitted) involves the broker selling some or all of the shares underlying the option on the open market.

You should consult the General Counsel if you have any questions regarding what constitutes a trade or transaction.

B.	What is “Material Nonpublic Information”?

1.	Material Information

Material information generally means information where there is a reasonable likelihood that a reasonable investor would consider the information important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include:

●	earnings, revenue, or similar financial information; forecasts of future results;

●	unexpected financial results;

●	unpublished financial reports or projections;

●	extraordinary borrowing or liquidity problems;

●	changes in control or sale of all or part of the Company’s business;

●	changes in directors, senior management or auditors;

●	information about current, proposed, or contemplated transactions, business plans, financial restructurings, acquisition targets or significant expansions or contractions of operations;

●	changes in dividend policies, the declaration of a stock split or the proposed or contemplated issuance, redemption, or repurchase of securities;

●	material defaults under agreements or actions by creditors, clients, or suppliers relating to a company’s credit rating;

●	information about major contracts;

●	gain or loss of a significant customer or supplier;

●	major new products or designs, significant advances in product development, or price changes on major products;

●	a new cybersecurity risk or cybersecurity incident, whether known to be critical or potentially significant;

●	major marketing changes;

●	the interruption of production or other aspects of a company’s business as a result of an accident, fire, natural disaster, or breakdown of labor negotiations or any major shutdown;

●	labor negotiations;

●	product recalls;

●	major environmental incidents;

●	bankruptcy or liquidity concerns or developments;

●	institution of, or developments in, major litigation, investigations, or regulatory actions or proceedings; and

●	information about Company affiliates.

Federal and NYSE investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade.

If you have questions regarding what constitutes material information, please contact the General Counsel.

2.	Nonpublic Information

Nonpublic information is information that is not generally known or available to the public. We consider information to be available to the public only when:

●	it has been released to the public by the Company through appropriate channels (e.g., by means of a press release, an SEC filing or a widely disseminated statement from a senior officer); and

●	enough time has elapsed to permit the investment market to absorb and evaluate the information.

C.	Unauthorized Disclosure

All directors, officers, and employees must maintain the confidentiality of Company information for competitive, security and other business reasons, as well as to comply with securities laws. All information you learn about the Company or its business plans is potentially nonpublic information until it is publicly disclosed. You should treat this information as confidential and proprietary to the Company. You may not disclose it to others, such as family members, other relatives, or business or social acquaintances.

Also, legal rules govern the timing and nature of our disclosure of material information to outsiders or the public. Violation of these rules could result in substantial liability for you, the Company and its management. For this reason, we permit only specifically designated representatives of the Company to discuss the Company with the news media, securities analysts and investors and only in accordance with the Company’s Guidelines For Public Disclosures And Communications With The Investment Community. If you receive inquiries of this nature, refer them to the General Counsel.

D.	When and How to Trade Company Stock

1.	Overview

Directors, officers, and certain other employees who are so designated from time to time, as well as members of their family members and their controlled entities (“Restricted Persons”) are for purposes of this Policy required to comply with the restrictions covered below. Even if you are not a Restricted Person, however, following the procedures listed below may assist you in complying with this Policy.

2.	Window Periods

Restricted Persons may only trade in Company securities from the date that is two full trading days after an earnings release to the close of business on the date that is seven days prior to the end of each quarter (such period, the “Window Period”).

However, even if the Window Period is open, you may not trade in Company securities if you are aware of Material Nonpublic Information about the Company. In addition, if you are subject to the Company’s pre-clearance policy (described below), you must pre-clear transactions even if you initiate them when the Window Period is open.

From time to time during the Window Period, the Company may close trading due to developments (such as a significant event or transaction) that involve Material Nonpublic Information. In such cases, the Company may notify particular individuals that they should not engage in any transactions involving the purchase or sale of Company securities, and should not disclose to others the fact that trading has been prohibited.

Even if the Window Period is closed, you may exercise Company stock options, to the extent applicable, if no shares are to be sold – you may not, however, effect sales of stock issued upon the exercise of stock options (including same-day sales and cashless exercises). Generally, all pending purchase and sale orders regarding Company securities that could be executed while the Window Period is open must be cancelled before it closes.

In light of these restrictions, if you expect a need to sell Company securities at a specific time in the future, you may wish to consider entering into a prearranged Rule 10b5-1 trading plan, as discussed below.

3.	No Short-Term Trading of Company Securities

Any Company securities purchased on the open market by the Company’s Restricted Persons or any such persons’ family members or controlled entities must be held for a minimum of six months. Note that the SEC’s short-swing profit rules already penalize Section 16 Reporting Persons (defined below) who sell any Company securities within six months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, nonpublic information. “Section 16 Reporting Persons” are members of the Company’s Board of Directors and certain executive officers who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

For avoidance of doubt, same day cashless exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six months of the exercise date.

4.	Pre-clearance

The Company requires its Restricted Persons to contact the Chief Financial Officer or General Counsel in advance of effecting any purchase, sale or other trading of Company securities and to obtain prior approval of the transaction. A request for pre-clearance should be submitted at least two business days in advance of the proposed transaction. The Chief Financial Officer or General Counsel, as applicable, will respond to the request within two business days. The pre-clearance policy applies to Restricted Persons even if they are initiating a transaction while a Window Period is open. The pre-clearance policy also applies to anyone that lives in the household (other than household employees) of a Restricted Person, as well as controlled entities of a Restricted Person.

If a transaction is approved under the pre-clearance policy, the transaction must be executed prior to the close of the current Window Period, but regardless may not be executed if you acquire Material Nonpublic Information concerning the Company during that time. If a transaction is not completed within the period described above, the transaction must be approved again before it may be executed.

If a proposed transaction is not approved under the pre-clearance policy, you may not transact in Company securities, and you should not inform anyone within or outside of the Company of the restriction. Any transaction under a Rule 10b5-1 trading plan (discussed below) will not require pre-clearance at the time of the transaction.

5.	Post-Termination Transactions

This Policy will continue to apply to your transactions in Company securities after your employment or service has terminated with the Company until such time as you are no longer aware of Material Nonpublic Information or until that information has been publicly disclosed or is no longer material.

E.	Rule 10b5-1 Trading Plans

Rule 10b5-1 under the Exchange Act provides for an affirmative defense against insider trading liability if trades occur pursuant to a prearranged “trading plan” that meets specified conditions.

Under Rule 10b5-1, if you enter into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established at a time when you are not aware of Material Nonpublic Information (a “Rule 10b5-1 Plan”), you may claim a defense to insider trading liability if the transactions under the trading plan occur at a time when you have subsequently learned Material Nonpublic Information.

Because this rule is complex, you are required to use E-Trade Financial Corporation in connection with entering into any Rule 10b5-1 trading plan. All Rule 10b5-1 Plans adopted by directors, officers and employees of the Company must comply with the Company’s Individual Rule 10b5-1 Trading Plan Guidelines, which are attached hereto as Annex A.

All Rule 10b5-1 Plans are required to be reviewed and approved by the General Counsel for compliance with Rule 10b5-1 and the Company’s policies concerning such programs, prior to implementing any such Rule 10b5-1 Plan. In addition, all terminations of an existing Rule 10b5-1 Plan must be reviewed and approved by the General Counsel prior to effecting any such termination.

Transactions pursuant to Rule 10b5-1 Plans that are effected in accordance with this Policy and the Company’s Individual Rule 10b5-1 Trading Plan Guidelines and may occur notwithstanding the other prohibitions included herein.

F.	Noncompliance

Anyone who fails to comply with this Policy will be subject to appropriate disciplinary action, up to and including termination of employment.

G.	Certification

All directors, officers, and employees will be required to certify their understanding of and intent to comply with this Policy annually.

Questions about this Policy should be directed to the General Counsel.

Adopted: February 20, 2025

Annex A

Holley Inc.

Individual Rule 10b5-1 Trading Plan Guidelines

The Securities and Exchange Commission enacted Rule 10b5-1 (the “Rule”) to give directors, officers and employees who were often in possession of material, nonpublic information (“Insiders”) greater flexibility to engage in transactions in their company’s stock. If Insiders follow the requirements of the Rule, they have an affirmative defense from insider trading liability for trades made under an effective written plan for trading securities (commonly referred to as a Rule 10b5-1 Plan). In each case, Insiders must act in good faith with respect to the Plan and not as part of a scheme to evade the prohibitions against unlawful insider trading.

As set forth in the Holley Inc. Insider Trading Policy (the “Policy”), Holley Inc. (the “Company”) permits its Insiders to purchase or sell shares of Company common stock pursuant to a Rule 10b5-1 plan (a “Plan”) under certain circumstances. The Legal Department has set forth the following guidelines (the “Guidelines”) to provide Insiders with clarity as to what parameters must be followed in order to adopt a Plan that is compliant with the Company’s Policy. These Guidelines are in addition to, and not in lieu of, the requirements and conditions of the Rule. Any questions regarding the Guidelines should be directed to the General Counsel.

1.

Pre-Clearance. All Plans must be submitted in writing and pre-cleared by the Company’s General Counsel (or his or her designee) at least five business days prior to the entry into the Plan. The Company reserves the right to withhold pre-clearance of any Plan that the Company determines is not consistent with the rules regarding such Plans. Notwithstanding any pre‐clearance of a Plan, the Company assumes no liability for the consequences of any transaction made pursuant to such Plan.

2.	Plan Adoption. All Plans must be entered into during an open trading window and when the Insider is not in possession of any material, nonpublic information.

3.

Plan Format. All Plans must be in writing and must not allow the Insider to exercise any subsequent influence over how, when or whether to effect trades in Company securities under the Plan. Additionally, Plans must (a) expressly state the amount, price and dates on which transactions may be executed, (b) provide a written formula for determining amounts, prices and dates or (c) delegate discretion on those matters to an independent third party.

4.	Cooling-Off Period.

A.         If the Insider is a Company director or officer (as defined in Rule 16a-1 under the Securities Exchange Act of 1934, as amended (a “Section 16 Person”)), the Plan must not permit any trades to occur until the later of (a) 90 days following adoption or modification of the Plan or (b) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Plan was adopted or modified (but, in any event, this required cooling-off period is subject to a maximum of 120 days after adoption of the Plan).

B.         If the Insider is not a Section 16 Person (but is also not the Company), the Plan must not permit any trades to occur until the expiration of a cooling-off period 30 days after the adoption or modification of such Plan.

5.	Multiple Plans. Pursuant to the Rule only one Plan may be in effect at any time, unless one of three exemptions is met, which are:

A.    A person may enter into more than one Plan with different broker-dealers or other agents and treat the Plans as a single Plan so long as, when taken as a whole, the “plan” complies with all of the rule’s requirements;

B.    A person may adopt one later-commencing Plan so long as trading under the later-commencing Plan is not authorized to begin until after all trades under the earlier-commencing Plan are completed or expire without execution. If the earlier-commencing Plan is terminated earlier, the later-commencing Plan must have a cooling-off period that starts when the first Plan terminates; and

C.    A person may have an additional Plan set up solely to sell securities as necessary to satisfy tax-withholding obligations arising exclusively from the vesting of a compensatory award, otherwise known as “sell-to-cover” transactions.

Further, a person may only rely on the affirmative defense for a single-trade plan once during any consecutive 12-month period. A single-trade plan is a 10b5‐1 trading plan designed to effect the purchase or sale of the total amount of the securities subject to the plan as a single transaction.

6.

Trades Outside of the Plan. Once a Plan is established, Insiders may transact in securities that are not subject to the currently existing Plan. Such transactions continue to require pre‐clearance and be subject to the Company’s Policy. Under no circumstances will opposite-way open market transactions be permitted.

7.	Plan Duration. The minimum duration of a Plan is six months and the maximum duration is two years.

8.

Certification. When entering into a Plan, an Insider must certify that at the time of adoption of the Plan that the Insider: (1) is not aware of any material, non-public information; and (2) is adopting the Plan in good faith and not as part of a plan or scheme to evade the prohibitions of the Rule.

9.

Modifications. Unless otherwise approved in advance by the Company’s General Counsel or his/her designee, Plan modifications are prohibited. As provided in the Rule, any modification or change to the amount, price, or timing of the purchase or sale of the securities underlying a Plan is a termination of such Plan and the adoption of a new Plan. In addition, a Plan modification, such as the substitution or removal of a broker that is executing trades pursuant to a Rule 10b5-1 arrangement on behalf of the person, that changes the price or date on which purchases or sales are to be executed, is a termination of such Plan and the adoption of a new Plan.

10.

Early Terminations. The early termination of a Plan could affect the availability of the Rule’s affirmative defense for prior Plan transactions if it calls into question whether the Plan was entered into in good faith and not as part of a plan to avoid the insider trading rules. Because of this risk, early terminations are strongly discouraged. In the event an Insider determines to terminate a Plan early, every effort should be taken to terminate the Plan during an open window. Early termination of a Plan during a quiet (or blackout) period requires extenuating circumstances and is subject to legal review. In the event an Insider early terminates his or her Plan, such Insider will be subject to the cooling off period for any subsequent Plan, as noted above in Section 4, or with respect to overlapping Plans, that starts when the first Plan is terminated as set forth in Section 5.

11.

Brokers and Broker Reporting. Each Plan must require the broker counterparty to promptly report to the Company’s designated representative the details of every transaction executed under a Plan, but in any event, such detail shall be provided no later than one business day after the execution date.

12.

Public Disclosure of Plan Transactions. Transactions executed pursuant to a Plan will be indicated as such on the Insider’s Form 4. In addition, when required by SEC rules, the Company will disclose in its periodic reports (i.e., 10-Qs and 10-Ks) the adoption or termination of a Plan by any Section 16 Person during the last completed quarter, including a description of the material terms of such a Plan, other than terms with respect to price.

13.

Securities Laws. A Plan does not relieve Insiders from their obligations to comply with the requirements of applicable securities laws. You will need to coordinate with your broker and the Company to ensure that all of these requirements are satisfied and that all required notices and reports are timely and accurately filed.